UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Harmony Gold Mining Company Limited

(Name of Issuer)

Ordinary shares, with no par value per share (including ordinary shares underlying American Depositary Shares)

(Title of Class of Securities)

413216300**

(CUSIP Number)

September 15, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”). Each one ADS represents one ordinary share. No CUSIP has been assigned to the ordinary shares.

CUSIP No. 413216300 (American Depositary Shares)

1.	Names of Reporting Persons Giovanni Agnelli B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 31,562,039*
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 31,562,039*
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,562,039*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.12%**
12.	Type of Reporting Person (See Instructions) HC, CO

*	Including 25,664,903 ordinary shares represented by 25,664,903 ADSs.
**	Based on 616,525,702 ordinary shares outstanding at June 30, 2022 as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 30, 2022.

Page 2 of 9 pages

CUSIP No. 413216300 (American Depositary Shares)

1.	Names of Reporting Persons Exor N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 31,562,039*
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 31,562,039*
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,562,039*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.12%**
12.	Type of Reporting Person (See Instructions) HC, CO

*	Including 25,664,903 ordinary shares represented by 25,664,903 ADSs.
**	Based on 616,525,702 ordinary shares outstanding at June 30, 2022 as reported in the Issuer’s Form 6-K filed with the SEC on August 30, 2022.

Page 3 of 9 pages

CUSIP No. 413216300 (American Depositary Shares)

1.	Names of Reporting Persons. Exor Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 31,562,039*
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 31,562,039*
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,562,039*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.12%**
12.	Type of Reporting Person (See Instructions) CO, FI

*	Including 25,664,903 ordinary shares represented by 25,664,903 ADSs.
**	Based on 616,525,702 ordinary shares outstanding at June 30, 2022 as reported in the Issuer’s Form 6-K filed with the SEC on August 30, 2022.

Page 4 of 9 pages

CUSIP No. 413216300 (American Depositary Shares)

1.	Names of Reporting Persons. Exor Capital LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 31,562,039*
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 31,562,039*
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,562,039*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.12%**
12.	Type of Reporting Person (See Instructions) PN, FI

*	Including 25,664,903 ordinary shares represented by 25,664,903 ADSs.
**	Based on 616,525,702 ordinary shares outstanding at June 30, 2022 as reported in the Issuer’s Form 6-K filed with the SEC on August 30, 2022.

Page 5 of 9 pages

Item 1.

(a)	Name of Issuer: Harmony Gold Mining Company Limited

(b)	Address of Issuer’s Principal Executive Offices Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa

Item 2.

(a)

Name of Person Filing

Giovanni Agnelli B.V.

Exor N.V.

Exor Investments Limited
Exor Capital LLP

Exor Capital LLP, which acquired the securities being reported on, is 99.7% owned by Exor Investments Limited. Exor Investments Limited is a wholly owned subsidiary of Exor N.V., which in turn is controlled by Giovanni Agnelli B.V.

(b)

Address of Principal Business Office or, if none, Residence

Giovanni Agnelli B.V.

Gustav Mahlerplein 25

Amsterdam, 1082 MS

The Netherlands

Exor N.V.

Gustav Mahlerplein 25

Amsterdam, 1082 MS

The Netherlands

Exor Investments Limited

28 Headfort Place

London, SW1X 7DH

United Kingdom

Exor Capital LLP

28 Headfort Place

London, SW1X 7DH

United Kingdom

(c)	Citizenship Giovanni Agnelli B.V. – the Netherlands Exor N.V. – the Netherlands Exor Investments Limited – United Kingdom Exor Capital LLP – United Kingdom

Page 6 of 9 pages

(d)	Title of Class of Securities Ordinary shares, with no par value per share

(e)	CUSIP Number 413216300. The CUSIP number applies to the ADSs, each of which represents one ordinary share.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.

	(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.

	(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.

	(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 2.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Page 7 of 9 pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2022

Giovanni Agnelli B.V.

By	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Authorized Signatory

Exor N.V.

By	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Chief Financial Officer

Exor Investments Limited

By	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Director

Exor Capital LLP

By	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Co-CEO

Page 9 of 9 pages

INDEX TO EXHIBITS

99.1	Joint Filing Agreement